Exhibit 99.3

1

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services
Ontario

Ministère des Services gouvernementaux

Ontario Corporation Number
Numéro de la société en Ontario

1708003

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

OCTOBER 2 8 OCTOBRE, 2011

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Form 6
Business Corporations Act

Formule 6
Loi sur les sociétés par actions

ARTICLES OF CONTINUANCE
STATUTS DE MAINTIEN

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale de la société : (Écrire en LETTRES MAJUSCULES SEULEMENT) :

NORTHGATE MINERALS CORPORATION

2. The corporation is to be continued under the name (if different from 1):
Nouvelle dénomination sociale de la société (si elle différente de celle inscrite ci-dessus) :

3. Name of jurisdiction the corporation is leaving: / *Nom du territoire (province ou territoire, État ou pays) que quitte la société :*

British Columbia
Name of jurisdiction / *Nom du territoire*

4. Date of incorporation/amalgamation: / *Date de la constitution ou de la fusion :*

2006, 08, 01
Year, Month, Année / *année, mois, jour*

5. The address of the registered office is: / *Adresse du siège social en :*

320 Bay Street, Suite 1520
Street & Number or R.R. Number & if Multi-Office Building give Room No.
Rue et numéro ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau

City of Toronto — **ONTARIO** — M5H 4A6
Name of Municipality or Post Office / Nom de la municipalité ou du bureau de poste — Postal Code/*Code postal*

07171E (06/2007)

2

6. Number of directors is/are: *Nombre d'administrateurs :*

Fixed number *Nombre fixe*		**OR** minimum and maximum **OU** *minimum et maximum*	1	11

7. The director(s) is/are: / Administrateur(s) :

First name, middle names and surname *Prénom, autres prénoms et nom de famille*	Address for service, giving Street & No. or R.R. No., Municipality, Province, Country and Postal Code *Domicile élu, y compris la rue et le numéro ou le numéro de la R.R., le nom de la municipalité, la province, le pays et le code postal*	Resident Canadian State 'Yes' or 'No' *Résident canadien Oui/Non*
Rene Marion	320 Bay Street, Suite 1520, Toronto, Ontario, M5H 4A6	Yes
Scott Perry	320 Bay Street, Suite 1520, Toronto, Ontario, M5H 4A6	No
Chris Richter	320 Bay Street, Suite 1520, Toronto, Ontario, M5H 4A6	Yes

8. Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise. *Limites, s'il y a lieu, imposées aux activités commerciales ou aux pourvoirs de la société.*

There are no restrictions on the business the Corporation may carry on or on the powers the Corporation may exercise.

07171E (06/2007)

3

9. The classes and any maximum number of shares that the corporation is authorized to issue:
Catégories et nombre maximal, s'il y a lieu, d'actions que la société est autorisée à émettre :

The Corporation is authorized to issue an unlimited number of Common Shares, an unlimited number of Class A Preference Shares, an unlimited number of Class A Preference Shares, Series 1, an unlimited number of Class A Preference Shares, Series 2, and an unlimited number of Class B Preference Shares.

07171E (06/2007)

4

10. Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série :

See pages 4A - 4H attached.

07171E (08/2007)

4A

1.	The Common shares shall have attached thereto the following special rights and restrictions:

(a)

The holders of the Common shares shall be entitled to receive notice of, to attend, and to one vote for each Common share held at all meetings of the shareholders of the Corporation, except class meetings of other classes of shares.

(b)

The holders of the Common shares shall, in the absolute discretion of the Directors, be entitled to receive dividends as and when declared by the Board of Directors, out of moneys of the Corporation properly applicable to the payment of dividends.

(c)

The holders of the Common shares shall be entitled, in the event of liquidation, dissolution or winding up of the Corporation or other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the rights of the holders of any other class of shares of the Corporation, to share equally, share for share, in the remaining assets and property of the Corporation.

2.	The Class A Preference Shares shall have attached thereto the following special rights and restrictions:

(a)

The Class A Preference Shares may at any time and from time to time be issued in one or more series, in accordance with and subject to the laws governing the Corporation, as now existing or hereafter amended (such laws being herein referred to as the "Act"). The Board of Directors shall, subject to the provisions of the Act, the provisions herein contained and any conditions attaching to any outstanding series of Class A Preference Shares, by resolution duly passed before the issue of any Class A Preference Shares of a series, fix the number of shares to be included in such series and the designation, preferences, rights, conditions, restrictions, limitations or prohibitions to be attached to the Class A Preference Shares of such series, including, but without limiting or restricting the generality of the foregoing, the rate (which may be fixed of floating) or amount of preferential dividends, the date or dates and place or places of payment thereof, the consideration for which the Class A Preference Shares of any series are to be issued, the consideration and the terms and conditions of any purchase for cancellation or redemption thereof, conversion rights (if any), the terms and conditions of any share purchase plan or sinking fund and the restrictions (if any) respecting payment of dividends on any shares ranking junior to the Class A Preference Shares.

(b)

The voting rights to be carried by the Class A Preference Shares or the restrictions, conditions, limitations, or prohibitions on the right to vote shall be as fixed by the Board of Directors for the first series of Class A Preference Shares in the resolution creating the first series of Class A Preference Shares and such voting rights, or restrictions, conditions, limitations or prohibitions on the right to vote so fixed, shall be carried by the Class A Preference Shares and all subsequent series thereof; provided that if the Board of Directors of the Corporation does not so fix such voting rights or such restrictions, conditions, limitations, or prohibitions on the right to vote in the resolution creating the first series of Class A Preference Shares, then the holders of Class A Preference Shares, subject to the Act and except as otherwise expressly provided, shall not as such have any voting rights for the election of directors of the Corporation or for any other purpose, nor shall they be entitled to receive any notice of or to attend any shareholders' meeting, provided that they shall have the right to receive notice of any shareholders' meetings called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

4B

(c)

The Class A Preference Shares of each series shall rank on a parity with the Class A Preference Shares of every other series with respect to distribution of assets and payment of dividends in the event of the liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary.

(d)

The Class A Preference Shares shall be entitled to a preference over the Class B Preference Shares and the Common shares of the Corporation and any other shares of the Corporation ranking junior to the Class A Preference Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(e)

If no series of Class B Preference Shares has been previously created, the Board of Directors may in the resolution creating the first series of Class A Preference Shares give the Class A Preference Shares of that series a preference over the Class B Preference Shares and any other shares ranking junior to the Class A Preference Shares with respect to priority in payment of dividends and in the event that such preference is so given, then such preference shall be carried by the Class A Preference Shares as a class and all subsequent series thereof; provided that if the Board of Directors does not establish such a preference in the resolution creating the first series of Class A Preference Shares or if there has been a series of Class B Preference Shares previously issued, then the Class A Preference Shares shall rank equally with the Class B Preference Shares but in any event shall have a preference over all other shares ranking junior to the Class A Preference Shares and the Class B Preference Shares with respect to priority in payment of dividends.

(f)

Any amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares or to create special shares ranking in priority to or on a parity with the Class A Preference Shares, in addition to the authorization by a special resolution, must be authorized by at least 2/3 of the votes cast by the holders of Class A Preference Shares at a meeting duly called for that purpose upon at least twenty-one (21) days' notice, such meeting to be held and such notice to be given in accordance with the Articles of the Corporation, and each holder of a Class A Preference Share shall be entitled to one (1) vote at such meeting in respect of each Class A Preference Share held.

4C

(g)

The first series of the Class A Preference Shares of the Corporation shall be designated as Class A Preference Shares, Series 1 (the "Series 1 Shares"). The second series of the Class A Preference Shares of the Corporation shall be designated as Class A Preference Shares, Series 2 (the "Series 2 Shares"). Subject to the requirements of the Act and in addition to the rights, privileges, restrictions and conditions attaching to the preferred shares of the Corporation as a class, the rights, privileges and conditions attaching to the Series 1 Shares and to the Series 2 Shares are as set out in paragraphs 4. and 5., respectively, of these Articles.

3.	The Class B Preference Shares shall have attached thereto the following special rights and restrictions:

(a)

The Class B Preference Shares may at any time and from time to time be issued in one or more series, in accordance with and subject to the Act. The Board of Directors shall, subject to the provisions of the Act, the provisions herein contained, and to any conditions attaching to any outstanding series of Class B Preference Shares, by resolution duly passed before the issue of any Class B Preference Shares of any series, fix the number of shares to be included in such series and the designation, preferences, rights, conditions, restrictions, limitations or prohibitions to be attached to the Class B Preference Shares of such series, including but without limiting or restricting the generality of the foregoing, the rate (fixed of floating) or amount of preferential dividends, the date or dates and place or places of payment thereof, the consideration and the terms and conditions of any purchase for cancellation or redemption thereof, conversion rights (if any), the terms and conditions of any share purchase plan or sinking fund and the restrictions (if any) respecting payment of dividends on any shares ranking junior to the Class B Preference Shares;

(b)

The voting rights to be carried by the Class B Preference Shares or the restrictions, conditions, limitations, or prohibitions on the right to vote shall be as fixed by the Board of Directors for the first series of Class B Preference Shares and such voting rights, or restrictions, conditions, limitations or prohibitions on the right to vote so fixed, shall be carried by the Class B Preference Shares and all subsequent series thereof; provided that if the Board of Directors of the Corporation does not so fix such voting rights or such restrictions, conditions, limitations, or prohibitions on the right to vote in the resolution creating the first series of Class B Preference Shares, then the holders of Class B Preference Shares, subject to the Act and except as otherwise expressly provided, shall not as such have any voting rights for the election of directors of the Corporation or for any other purpose, nor shall they be entitled to receive any notice of or to attend any shareholders' meeting, provided that they shall have the right to receive notice of any shareholders' meetings called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

4D

(c)

The Class B Preference Shares of each series shall rank on a parity with the Class B Preference Shares of every other series with respect to distribution of assets and payment of dividends in the event of the liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary.

(d)

The Class B Preference Shares shall be entitled to a preference over the Common shares of the Corporation and any other shares of the Corporation ranking junior to the Class B Preference Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(e)

In the event that at the time of the resolution of the Board of Directors creating the first series of Class B Preference Shares, there is no series of Class A Preference Shares which has been created, or if such series has been created, it does not have a preference over the Class B Preference Shares with respect to priority in payment of dividends, then the Class B Preference Shares shall rank equally with the Class A Preference Shares and in priority to all other shares ranking junior to the Class A Preference Shares and the Class B Preference Shares with respect to the payment of dividends. In the event that the Board of Directors has created the first series of Class A Preference Shares before the creation by the Board of Directors of the first series of Class B Preference Shares and in the resolution creating such first series of Class A Preference Shares the Board of Directors has given such series and the Class A Preference Shares a preference over the Class B Preference Shares as a class with respect to priority in payment of dividends pursuant to clause (e) of the provisions attaching to the Class A Preference Shares then the Class B Preference Shares and each series thereof shall be subordinate and subsequent to the Class A Preference Shares in accordance with the preference given to the Class A Preference Shares and the Board of Directors shall provide in the resolution creating each series of Class B Preference Shares for each such series to be subsequent and subordinate to the Class A Preference Shares in accordance with such preference.

(f)

Any amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class B Preference Share or to create special shares ranking in priority to or on a parity with the Class B Preference Shares, in addition to the authorization by a special resolution, must be authorized by at least 2/3 of the votes cast by the holders of Class B Preference Shares at a meeting duly called for that purpose upon at least twenty-one (21) days' notice, such meeting to be held and such notice to be given in accordance with the Articles of the Corporation, and each holder of a Class B Preference Shares shall be entitled to one (1) vote at such meeting in respect of each Class B Preference Share held.

4.	The Series 1 Shares shall have attached thereto the following special rights and restrictions:

4E

(a)

The holders of the Series 1 Shares will be entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, in an amount per share equal to 8% per annum on the issue price of $26 per share. The Series 1 Shares shall, with respect to priority as to payment of dividends, rank in priority to the Common Shares, the Class B Preference Shares or any other shares ranking junior to the Series 1 Shares. Subject to obtaining all necessary regulatory approvals, the Corporation shall have the option to issue additional Series 1 Shares at a price of $26 per share in lieu of paying cash dividends to the holders of Series 1 Shares.

(b)

Each of the Series 1 Shares will be redeemable at the option of the holder at any time after the earlier of (i) December 31, 2006 and (ii) the date on which a change of control of the Corporation occurs, in whole or in part from time to time at a redemption price of $26 per share together with all accrued and unpaid dividends thereon, up to but excluding the date fixed for redemption.

(c)

Each of the Series 1 Shares will be convertible at the option of the holder at any time into that number of Common Shares determined by dividing $26 together with all accrued and unpaid dividends thereon to the date fixed for conversion, by $1.51.

(d)

Subject to applicable law and to the provisions described hereunder, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Series 1 Shares at the lowest price or prices at which in the opinion of the board of directors such shares are obtainable.

(e)

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation amongst its shareholders for the purposes of winding up its affairs, the holders of the Series 1 Shares will be entitled to receive $26 per share together with all accrued and unpaid dividends thereon to and including the date fixed for payment, before any amount is paid or any assets of the Corporation are distributed to the holders of the Common Shares, the Class B Preference Shares or any other shares ranking junior to the Series 1 Shares. The holders of the Series 1 Shares will not be entitled to share further in any distribution of the assets of the Corporation.

(f)	So long as any of the Series 1 Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series 1 Shares:

(i)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Series 1 Shares) on the Common Shares, the Class B Preference Shares or any other shares of the Corporation ranking as to dividends junior to the Series 1 Shares;

(ii)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series 1 Shares, redeem or call for redemption, purchase or otherwise pay off or retire any Common Shares, Class B Preference Shares or other shares of the Corporation ranking as to capital junior to the Series 1 Shares;

4F

		(iii)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Series 1 Shares then outstanding;

(iv)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 1 Shares; or

		(v)	issue any additional Series 1 Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 1 Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 1 Shares and on all other shares of the Corporation ranking prior to or on a parity with the Series 1 Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

	(g)	The holders of the Series 1 Shares will not be entitled (except as otherwise required by law) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation.

(h)

The approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 1 Shares and any other approval to be given by the holders of the Series 1 Shares may be given either (i) in writing by a resolution signed by all the holders of the Series 1 Shares or (ii) by a resolution carried by the affirmative vote of at least 75% of the votes cast by the holders of the Series 1 Shares who voted in respect of that resolution at a meeting of the holders the Series 1 Shares duly called for that purpose and at which a quorum of shareholders is present. At any meeting of holders of Series 1 Shares as a series, each such holder shall be entitled to one vote in respect of each Series 1 Share held.

5.	The Series 2 Shares shall have attached thereto the following special rights and restrictions:

(a)

The holders of the Series 2 Shares will be entitled to receive fixed cumulative preferential cash dividends, accruing daily from the date of issue, as and when declared by the board of directors, in an amount per share equal to 8% per annum on the issue price of $26 per share. The Series 2 Shares shall, with respect to priority as to payment of dividends, rank in priority to the Common Shares, the Class B Preference Shares or any other shares ranking junior to the Series 2 Shares. Subject to obtaining all necessary regulatory approvals, the Corporation shall have the option to issue additional Series 2 Shares at a price of $26 per share in lieu of paying cash dividends to the holders of the Series 2 Shares.

4G

(b)

Subject to certain exceptions, each of the Series 2 Shares will be redeemable at the option of the Corporation at any time prior to December 1, 2003 at a redemption price, if such redemption takes place on or prior to December 1, 2002, of $27.50 per share together with all accrued and unpaid dividends thereon to but excluding the date fixed for redemption, and at a redemption price, if such redemption takes places after December 31, 2002, of $30 per share together with all accrued and unpaid dividends thereon to but excluding the date fixed for redemption.

(c)

Each of the Series 2 Shares will be redeemable at the option of the holder at any time after the earlier of (i) December 1, 2006 and (ii) the date on which a change of control of the Corporation occurs, in whole or in part from time to time at a redemption price of $26 per share together with all accrued and unpaid dividends thereon to but excluding the date fixed for redemption.

(d)

Each of the Series 2 Shares will be convertible at the option of the holder at any time into that number of Common Shares determined by dividing $26, together with all accrued and unpaid dividends thereon to the date fixed for conversion, by $1.51.

(e)

Subject to applicable law and to the provisions described hereunder, the Corporation may at any time purchase (if obtainable) for cancellation the whole or any part of the Series 2 Shares at the lowest price or prices at which in the opinion of the board of directors such shares are obtainable.

(f)

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation amongst its shareholders for the purposes of winding up its affairs, the holders of the Series 2 Shares will be entitled to receive $26 per share together with all accrued and unpaid dividends thereon to and including the date fixed for payment, before any amount is paid or any assets of the Corporation are distributed to the holders of the Common Shares, the Class B Preference Shares or any other shares ranking junior to the Series 2 Shares. The holders of the Series 2 Shares will not be entitled to share further in any distribution of the assets of the Corporation.

(g)	So long as any of the Series 2 Shares are outstanding, the Corporation shall not, without the approval of the holders of the Series 2 Shares:

(i)

declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of the Corporation ranking as to capital and dividends junior to the Series 2 Shares) on the Common Shares, the Class B Preference Shares or any other shares of the Corporation ranking as to dividends junior to the Series 2 Shares;

4H

(ii)

except out of the net cash proceeds of a substantially concurrent issue of shares of the Corporation ranking as to return of capital and dividends junior to the Series 2 Shares, redeem or call for redemption, purchase or otherwise pay off or retire any Common Shares, Class B Preference Shares or other shares of the Corporation ranking as to capital junior to the Series 2 Shares;

	(iii)	redeem or call for redemption, purchase or otherwise retire for value less than all of the Series 2 Shares then outstanding;

(iv)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off or retire any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 2 Shares; or

	(v)	issue any additional Series 2 Shares or any shares ranking as to the payment of dividends or the return of capital prior to or on a parity with the Series 2 Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 2 Shares and on all other shares of the Corporation ranking prior to or on a parity with the Series 2 Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

(h)	The holders of the Series 2 Shares will not be entitled (except as otherwise required by law) to receive notice of, attend at, or vote at any meeting of shareholders of the Corporation.

(i)

The approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 2 Shares and any other approval to be given by the holders of the Series 2 Shares may be given either (i) in writing by a resolution signed by all the holders of the Series 2 Shares or (ii) by a resolution carried by the affirmative vote of at least 75% of the votes cast by the holders of the Series 2 Shares who voted in respect of that resolution at a meeting of the holders the Series 2 Shares duly called for that purpose and at which a quorum of shareholders is present. At any meeting of holders of Series 2 Shares as a series, each such holder shall be entitled to one vote in respect of each Series 2 Share held.

5

11. The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:
L'émission, le transfert ou la propriété d'actions est/n'est pas restreint. Les restrictions, s'il y a lieu, sont les suivantes :

None

07171E (06/2007)

6

12. Other provisions, (if any):
Autres dispositions s'il y a lieu :

None

07171 (05/2007)

7

13. The corporation has complied with subsection 180(3) of the *Business Corporations Act*.
La société s'est conformée au paragraphe 180(3) de la Loi sur les sociétés par actions.

14. The continuation of the corporation under the laws of the Province of Ontario has been properly authorized under the laws of the jurisdiction in which the corporation was incorporated/amalgamated or previously continued on
Le maintien de la société en vertu des lois de la province de l'Ontario a été dûment autorisé en vertu des lois de l'autorité législative sous le régime de laquelle la société a été constituée ou fusionnée ou antérieurement maintenue le

2011, 10, 26

Year, Month, Day
année, mois, jour

15. The corporation is to be continued under the *Business Corporations Act* to the same extent as if it had been incorporated thereunder.
Le maintien de la société en vertu de la Loi sur les sociétés par actions a le même effet que si la société avait été constituée en vertu de cette loi.

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

NORTHGATE MINERALS CORPORATION

Name of Corporation / *Dénomination sociale de la société*

By/*Par*

Signature / *Signature*

Matthew J. Howorth

Print name of signatory / *Nom du signataire en lettres moulées*

Vice President, General Counsel and Corporate Secretary

Description of Office / *Fonction*

These articles **must** be signed by a director or officer of the corporation (e.g. president, secretary)
Ces statuts doivent être signés par un administrateur ou un dirigeant de la société (p. ex. : président, secrétaire).

07171E (06/2007)